K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LKCM Funds
Registration Statement on Form N-14

Dear Sir or Madam:

Transmitted herewith for filing on behalf of LKCM Funds (the “Trust”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder, is a registration statement for the Trust on Form N-14 (the “Registration Statement”). The Registration Statement includes a Letter to Shareholders, Notice of Special Meeting of Shareholders of the LKCM Aquinas Small Cap Fund and the LKCM Aquinas Growth Fund (the “Acquired Funds”), each a series of the Trust, Questions and Answers, Combined Proxy Statement and Prospectus, a Statement of Additional Information, and proxy cards relating to the special meeting of shareholders of each Acquired Fund (the “Special Meeting”). The Special Meeting is being held to request shareholder approval of the reorganization of each Acquired Fund into the LKCM Aquinas Value Fund (the “Reorganizations”), also a series of the Trust, which would become the LKCM Aquinas Catholic Equity Fund upon completion of the Reorganizations.

Pursuant to Rule 488 under the 1933 Act, it is proposed that this Registration Statement become effective 30 days after filing.

This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Jacob D. Smith
Luther King Capital Management Corporation